Campbell Mithun Tower
222 South Ninth Street, Suite 2000
Minneapolis, MN 55402-3338
Tel 612.607.7000  Fax 612.607.7100
www.foxrothschild.com

Patrick J. Pazderka
Direct Dial: 612-607-7557
Email Address: ppazderka@foxrothschild.com

VIA EMAIL, EDGAR AND OVERNIGHT FEDERAL EXPRESS

April 15, 2016

U.S. Securities and Exchange Commission
Nicholas P. Panos
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Tel. +1 202.551.3266

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A – Supplemental Response to Staff Comment letter dated April 11, 2016
PREC14A filing made on April 5th, 2016 by Cogentix Medical, Inc.
File Number: 000-20970

Dear Mr. Panos,

On behalf of Cogentix Medical, Inc., a Delaware corporation (the “Company”), I am providing supplemental response to the comment numbered 7 in the SEC staff’s comment letter dated April 11, 2016 from you to Mr. Robert Kill regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 5, 2016.

For your convenience, we have repeated the comment numbered 7 from your letter dated April 11, 2016 in boldface print below.  The Company’s response is provided following the comment.

PREC14A filing made on April 5, 2016

When exercising discretionary voting authority..., page 41

7.	It appears that the date of this annual meeting deviates by more than 30 days from the anniversary of the 2015 annual meeting. If true, the legal standard that will be implicated in Rule 14a-4(c)(1) will be the one that refers to a “reasonable time.” Please provide us with a brief legal analysis that explains whether or not the registrant is eligible to rely upon Rule 14a-4(c)(1) to use discretionary authority for purposes of voting on Mr. Pell’s proposals.

U.S. Securities and Exchange Commission
April 15, 2016
Page | 2

Supplemental Response: In furtherance of our response submitted on April 13, 2016, we asked that you consider the following supplemental information.

As noted in our response submitted on April 13, 2016, Mr. Pell’s letter dated March 28, 2016 containing certain stockholder proposals, was delivered without the written statement required under Rule 14a-4(c)(2) (“the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal”).  On the evening of April 5, 2016, shortly after the preliminary proxy statement of the Company became publicly available and eight days after March 28, 2016 deadline, Mr. Pell’s counsel sent (via email) correspondence to the Company in an attempt to include the language required by Rule 14a-4(c)(2)(i) that was missing from its March 28, 2016 correspondence.   The Company is of the view that the April 5th correspondence did not constitute acceptable notice pursuant to Rule 14a-4(c)(2)(i), as it was not received by the established deadline.

The United States Securities and Exchange Commission (the “SEC”) proposed to amend Rule 14a-4(c), and adopted such proposed amendment, in part, to clarify the “reasonable time” standard providing for when a company may exercise discretionary voting authority on a shareholder proposal where the proponent has not invoked rule 14a-8’s procedures (See H. Rule 14a-4: Discretionary Voting Authority of the Proposed Rule: Amendments to Rules on Shareholder Proposals; Release No. 34-39093).  Although as amended, Rule 14a-4 provides a “clear date” for such period if a registrant has not moved its annual meeting, it provides that notice must be received a “reasonable time” before the company mails its proxy statements in the event the date of the company’s annual meeting has moved by more the 30 days, which is the Company’s current circumstance.

Both the SEC’s Proposed Rule (SEC Release No. 34-39093) and Final Rule (SEC Release No. 34-40018) are silent as to what constitutes a “reasonable time” for purposes of Rule 14a-4(c)(1).  Given the SEC’s position, we are of the view that the registrant and, in particular, the registrant’s board of directors, is in the best position to establish this deadline, as it directly relates to the business and affairs of the registrant.

Under Section 141(a) of the General Corporation Law of the State of Delaware (the “DGCL”), the directors of a board of directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation, except as may be otherwise provided in the DGCL or its certificate of incorporation (See Empire of Carolina, Inc. v. Deltona Corp., 514 A.2d 1091, 1095 (1985) (stating “Subsection 213(a) of DGCL thereby vests primary authority to fix a record date with the board of directors. This is consistent with the fundamental principle of Delaware Corporate Law that duly elected directors manage the business and affairs of the corporation.”); See Aronson v. Lewis, 473 A.2d 805, 811 (Del.1984) (stating “A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation.”). Setting a record date for an annual meeting and a deadline for stockholder proposals to be considered at the meeting, whether for the purpose of Rule 14a-8 or outside such rule, fall under the category of the most fundamental business and affairs of a corporation. The Company’s board of directors set a deadline a ”reasonable time” in advance of mailing its proxy statement, an action it was clearly authorized to do under Rule 14a-4(c) and the DGCL, and clearly informed stockholders of the deadline well in advance by filing a Form 8-K.  Therefore, since the SEC is indifferent as to a “clear date” for this purpose, the authority must rest within the discretion of the Company’s board of directors to set such a date.

U.S. Securities and Exchange Commission
April 15, 2016
Page | 3

In addition to the foregoing, the Company is of the position that the April 5th correspondence was not timely because the Company would have begun printing and would have filed a definitive proxy statement prior to April 5, 2016, but with an abundance of caution and deference for the SEC’s guidance under Section G of the Third Supplement to the SEC Division of Corporation Finance’s telephone interpretation manual of July 2001 regarding Schedule 14A and Other Proxy Rules (which provides that a registrant may not file a definitive proxy statement in a contested proxy solicitation for the election of directors by simply not referring to the solicitation in opposition in its proxy statement when the registrant knows, or reasonably should know, of the solicitation in opposition) the Company elected to file a preliminary proxy statement.  The Company complied with the requirements under Rule 14a-4(c)(2) by including in its preliminary proxy statement advice on the nature of Mr. Pell’s proposals and how the Company intends to exercise its discretion to vote on Mr. Pell’s proposals.  It was only after this filing that Mr. Pell’s counsel attempted to correct the deficiencies in its March 28, 2016 correspondence.  As such, the Company good faith reliance on SEC guidance should not result in the forfeiture of the Company’s discretionary voting power under Rule 14a-4(c)(2).  This cannot be the SEC’s intended result.

Reopening the question of whether a certain time after the publicly announced deadline, that is, the evening of April 5, 2016 when Mr. Pell provided the Company with the written statement required under Rule 14a-4(c)(2) shortly after the Company’s announcement of its intent to use the discretionary voting power under Rule 14a-4(c) on the Company’s preliminary proxy statement filed on April 5, 2016, should be considered a reasonable time because the company has not filed, printed and/or sent definitive proxy materials for the upcoming annual meeting at such time, eviscerates the very purpose of the SEC adopting the amendment to Rule 14a-4(c) and makes it practically impossible for the Company to comply with all relevant applicable SEC guidance and rules.

Lastly, assuming arguendo that the April 5th notice is valid, as we noted in our response to Item No. 5 in our correspondence submitted on April 13, 2016, the Company is of the position that the majority of Mr. Pell’s proposals impermissibly and illegally infringe upon the Board's exclusive authority as explicitly provided under the Company’s Charter and DGCL.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

Very truly yours,

Patrick J. Pazderka

cc:  Robert C. Kill, Cogentix Medical, Inc.

[COGENTIX MEDICAL, INC. LETTERHEAD]

April 15, 2016

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Nicholas P. Panos
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Tel. +1 202.551.3266

Re:	Cogentix Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2016
File No. File Number: 000-20970

Ladies and Gentlemen:

The undersigned, Cogentix Medical, Inc., a Delaware corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cogentix Medical, Inc.

By: /s/ Robert C. Kill

Name: Robert C. Kill
Title: President, Chief Executive Officer and Corporate Secretary